June 3, 2022

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Chris Edwards and Ms. Celeste Murphy

Re: Shineco, Inc.

Amendment No. 1 to Registration Statement on Form S-3

Submitted on May 11, 2022

File No. 333-261229

Dear Mr. Chris Edwards and Ms. Celeste Murphy:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 20, 2022 (the “Comment Letter”) relating to amendment no. 1 to registration statement on Form S-3, which was submitted to the Commission by Shineco, Inc. (the “Company” or “we”) on May 11, 2022.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Amendment No. 2 Registration Statement on Form S-3/A (the “Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Amendment No. 1 to Registration Statement on Form S-3

Recent Regulatory Development, page 12

1.	We note your response to comments 6 and 10. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs inadvertently conclude that such permissions or approvals are not required or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response:	We have revised the Registration Statement in accordance with the Staff’s comment. Please see the pages 12 and 29 of the Registration Statement for details.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Huan Lou, Esq. and David Manno, Esq. of Sichenzia Ross Ference LLP at (212) 930-9700.

Very truly yours,

By:	/s/ Huan Lou
Name:	Huan Lou
On behalf of Shineco, Inc.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW